BNB CHAT, INC.

REPORT ON
REVIEWED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2016 AND 2015

# BNB CHAT, INC.

## TABLE OF CONTENTS



Campbell Jones
Cohen CPAs

P 702-255-2330
F 702-255-2203
7848 W. Sahara Ave.
Las Vegas, NV 89117
www.yournevadacpa.com

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
BnB Chat, Inc.
Las Vegas, Nevada

We have reviewed the accompanying financial statements of BnB Chat, Inc. (a C corporation), which comprise the balance sheet as of December 31, 2017, 2016 and 2015, and the related statements of loss and stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Campbell Jones Cohen CPAs

Campbell Jones Cohen CPAs
November 5, 2018

# BNB CHAT, INC.

## REVIEWED BALANCE SHEET
## DECEMBER 31, 2017, 2016 AND 2015

### ASSETS

|  | 2017 | 2016 | 2015 |
|---|---|---|---|
| **Current Assets:** |  |  |  |
| Cash | $ 7,137 | $ 10,324 | $ 1,174 |
|  |  |  |  |
| **Fixed assets:** |  |  |  |
| Furniture and fixtures | 500 | 500 | 500 |
| Office equipment | 3,600 | 3,600 | 3,600 |
| Less: accumulated depreciation | (1,979) | (1,187) | (396) |
| **Net fixed assets** | 2,121 | 2,913 | 3,704 |
|  |  |  |  |
| **Total Assets** | $ 9,258 | $ 13,237 | $ 4,878 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

|  | 2017 | 2016 | 2015 |
|---|---|---|---|
| **Current Liabilities:** |  |  |  |
| Stockholders' loan | $ - | $ 18,704 | $ (5,900) |
|  |  |  |  |
| **Long-Term Liabilities** | - | - | - |
|  |  |  |  |
| **Stockholders' Equity:** |  |  |  |
| Common stock; no par value, 75,000,000 shares authorized, issued and outstanding | 111,094 | 62,000 | 40,000 |
| Retained earnings | (101,836) | (67,467) | (29,222) |
| **Total stockholders' equity** | 9,258 | (5,467) | 10,778 |
|  |  |  |  |
| **Total Liabilities and Stockholders' Equity** | $ 9,258 | $ 13,237 | $ 4,878 |

# BNB CHAT, INC.

## REVIEWED STATEMENT OF LOSS
## FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

| | 2017 | 2016 | 2015 |
|---|---|---|---|
| **Revenues** | $ - | $ - | $ - |
| **Cost of Goods Sold** | - | - | - |
| **Gross Profit** | - | - | - |
| **Operating Expenses:** | | | |
| Advertising | 306 | - | - |
| Automobile | 1,615 | 383 | - |
| Bank charges and fees | 56 | - | - |
| Computer and internet | 12,721 | - | 37 |
| Continuing education | 41 | - | 32 |
| Depreciation | 791 | 791 | 396 |
| Domain purchase and renewal fee | - | 19,407 | 1,246 |
| Dues and subscriptions | 149 | 163 | 126 |
| Internet hosting fee | - | - | 2,600 |
| Licenses, fees and permits | - | 2,198 | - |
| Meals and entertainment | 975 | 145 | 40 |
| Office and postage | 2,379 | 346 | 687 |
| Professional fees | 525 | 3,393 | - |
| Software | 11,000 | 8,011 | 20,929 |
| Telephone | 3,611 | 3,408 | 3,129 |
| Travel | 200 | - | - |
| **Total operating expenses** | 34,369 | 38,245 | 29,222 |
| **Net Loss** | $ (34,369) | $ (38,245) | $ (29,222) |

*See accompanying notes and independent accountant's review report.*

# BNB CHAT, INC.

## REVIEWED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
### FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

| | Common Stock | | Retained |
| --- | --- | --- | --- |
| | Shares | Amount | Earnings |
| **Balance,** December 31, 2014 | - | $ - | $ - |
| Common stock issued | 49,000,000 | 40,000 | - |
| Net Income (Loss) | - | - | (29,222) |
| **Balance,** December 31, 2015 | 49,000,000 | 40,000 | (29,222) |
| Common stock issued | 19,250,000 | 22,000 | - |
| Net Income (Loss) | - | - | (38,245) |
| **Balance,** December 31, 2016 | 68,250,000 | 62,000 | (67,467) |
| Common stock issued | 5,750,000 | 49,094 | - |
| Net Income (Loss) | - | - | (34,369) |
| **Balance,** December 31, 2017 | 74,000,000 | $ 111,094 | $ (101,836) |

## BNB CHAT, INC.

### REVIEWED STATEMENT OF CASH FLOWS
### FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

|  | 2017 | 2016 | 2015 |
|---|---|---|---|
| **Cash Flows From Operating Activities:** |  |  |  |
| Net loss | $ (34,369) | $ (38,245) | $ (29,222) |
| **Adjustments to Reconcile Net Income to** |  |  |  |
| **Net Cash Provided by Operating Activities:** |  |  |  |
| Depreciation | 792 | 791 | 396 |
| **Cash Flows From Investing Activities:** |  |  |  |
| Purchase of property and equipment | - | - | (4,100) |
| **Cash Flows From Financing Activities:** |  |  |  |
| Proceeds from issuance of common stock | 20,000 | 22,000 | 40,000 |
| Advances from (to) stockholder | 10,390 | 24,604 | (5,900) |
| **Net cash from financing activities** | 30,390 | 46,604 | 34,100 |
| **Net Increase (Decrease) in Cash** | (3,187) | 9,150 | 1,174 |
| **Cash, Beginning of Period** | 10,324 | 1,174 | - |
| **Cash, End of Period** | $ 7,137 | $ 10,324 | $ 1,174 |

**Supplemental Disclosure of Cash Flow Information:**

Amounts paid for interest and taxes for the years ended December 31, 2017, 2016 and 2015 were $0, $0, and $0, respectively.

BNB CHAT, INC.

NOTES TO REVIEWED FINANCIAL STATEMENTS

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### NATURE OF OPERATIONS
BnB Chat, Inc. (the "Company") was incorporated under the laws of the state of Nevada in January 2015. The Company is an online service provider with headquarters in Las Vegas, Nevada. The Company provides a free neutral communications platform whereby vacation rental managers and homeowners can communicate directly with travelers from around the world in private and book room rental accommodations without paying any booking commissions to any third-party online travel agencies.

### FIXED ASSETS
Property and equipment are stated at cost. Expenditures for additions, renewals and betterments are capitalized; expenditures for maintenance and repairs are charged to expenses as incurred. Upon retirement or disposal of assets, the cost and accumulated depreciation are eliminated from the accounts and the resulting gain or loss is included in income.

### DEPRECIATION
Depreciation is computed by using the straight-line method for financial reporting and accelerated methods for federal income tax purposes.

### ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

### REVENUE RECOGNITION
Revenue is recognized as it is earned, and the related costs, as they are incurred.

### STATEMENT OF CASH FLOWS
The statement of cash flows classifies changes in cash and cash equivalents according to operating, investing or financing activities. For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

### INCOME TAXES
Income taxes are provided for amounts currently due. The prior three years tax returns remain subject to examination by the IRS. Management does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

### ADVERTISING
Advertising costs are expensed as incurred. Advertising expense as of December 31, 2017, 2016, and 2015 was $306, $0, and $0, respectively.

## NOTE 2 - DATE OF MANAGEMENT'S REVIEW

The Company has evaluated subsequent events through November 5, 2018, which is the date the financial statements were available.

BNB CHAT, INC.

NOTES TO REVIEWED FINANCIAL STATEMENTS

## NOTE 3 - STOCKHOLDER LOANS

The Company has received advances from a stockholder for working capital purposes. Amounts are unsecured, non-interest bearing and without specific repayment terms.

## NOTE 4 - INCOME TAXES

Deferred income tax expense results from timing differences in the recognition of expense for tax and financial statement purposes. FASB ASC 740-10-50-8 requires that deferred tax liabilities or assets at the end of each period be determined using the tax rate expected to be in effect when taxes are actually paid or recovered. The sources of those timing differences and the current tax effect of each were as follows:

|  | 2017 | 2016 | 2015 |
|---|---|---|---|
| Net operating loss carryforward | $ 7,217 | $ 8,031 | $ 6,136 |
| Allowance | (7,217) | (8,031) | (6,136) |
|  | $ - | $ - | $ - |

The components of the net deferred tax asset at December 31, under FASB ASC 740-10-50-8, are as follows:

|  | 2017 | 2016 | 2015 |
|---|---|---|---|
| Net operating loss carryforward | $ 21,384 | $ 14,167 | $ 6,136 |
| Allowance | (21,384) | (14,167) | (6,136) |
|  | $ - | $ - | $ - |

Reconciliation between the actual expense and the amount computed by applying U.S. Federal income tax rates to income before taxes are as follows for the years ended December 31,

|  | 2017 | | 2016 | | 2015 | |
|---|---|---|---|---|---|---|
|  | | Percentage of Pre-Tax | | Percentage of Pre-Tax | | Percentage of Pre-Tax |
|  | Amount | Income | Amount | Income | Amount | Income |
| Computed "expected" tax expense | $ (7,217) | (21.00)% | $ (8,031) | (21.00)% | $ (6,136) | (21.00)% |
| Deferred income tax adjustment | 7,217 | 21.00 % | 8,031 | 21.00 % | 6,136 | 21.00 % |
| Actual expense (benefit) | $ - | 0.00% | $ - | 0.00 % | $ - | 0.00 % |

At December 31, 2017, the Company had net operating loss carryforward available to reduce future taxable income of approximately $101,836. If not utilized, the Company's net operating loss carryforward begins to expire in 2035. The Company's income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2017, the Company's federal tax returns generally remain open for the last three years.